APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)



Profit and Loss

January - December 2021

	TOTAL
Income	
Sales of Product Income	33,474.00
Services	37,992.37
Total Income	**$71,466.37**
Cost of Goods Sold	
Cost of Goods Sold	20,032.47
Total Cost of Goods Sold	**$20,032.47**
GROSS PROFIT	**$51,433.90**
Expenses	
Advertising & Marketing	4,936.68
Bank Charges & Fees	40.00
Job Supplies	231.25
Legal & Professional Services	625.00
Meals & Entertainment	332.46
Office Supplies & Software	756.54
Other Business Expenses	14,113.91
Travel	1,891.57
Total Expenses	**$22,927.41**
NET OPERATING INCOME	**$28,506.49**
NET INCOME	**$28,506.49**



Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
	20,177.92
Total Bank Accounts	**$20,177.92**
Other Current Assets	
Development Costs	75,000.00
Total Other Current Assets	**$75,000.00**
Total Current Assets	**$95,177.92**
TOTAL ASSETS	**$95,177.92**
LIABILITIES AND EQUITY	
Liabilities	
Long-Term Liabilities	
Note Payable -	100,000.00
Total Long-Term Liabilities	**$100,000.00**
Total Liabilities	**$100,000.00**
Equity	
Owner's Investment	1,000.00
Owner's Pay & Personal Expenses	-11,916.07
Retained Earnings	-22,412.50
Net Income	28,506.49
Total Equity	**$ -4,822.08**
TOTAL LIABILITIES AND EQUITY	**$95,177.92**

Calyxeum

Profit and Loss
January - December 2022

	TOTAL
Income	
Sales of Product Income	12,225.00
Services	-1,400.00
Total Income	**$10,825.00**
GROSS PROFIT	**$10,825.00**
Expenses	
Advertising & Marketing	714.00
Legal & Professional Services	109.20
Meals & Entertainment	488.30
Office Supplies & Software	76.32
Other Business Expenses	7,352.18
Wages	7,392.72
Total Expenses	**$16,132.72**
NET OPERATING INCOME	**$ -5,307.72**
NET INCOME	**$ -5,307.72**

Calyxeum

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Chase Bank	13,022.13
equipment	2,527.10
Fuel Cost	339.73
Packaging	3,013.24
Purchase of Smart Meds	250,000.00
Total Bank Accounts	**$268,902.20**
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Development Costs - Nottingham Ventures	75,000.00
Total Other Current Assets	**$75,000.00**
Total Current Assets	**$343,902.20**
TOTAL ASSETS	**$343,902.20**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
L/P Mainvest	59,032.00
L/P The Foe Group	110,000.00
Total Other Current Liabilities	**$169,032.00**
Total Current Liabilities	**$169,032.00**
Long-Term Liabilities	
Note Payable - MJM Adventures LLC	100,000.00
Total Long-Term Liabilities	**$100,000.00**
Total Liabilities	**$269,032.00**
Equity	
Latoya Contribution	65,000.00
Owner's Pay & Personal Expenses	0.00
Rebecca Contribution	20,000.00
Retained Earnings	-4,822.08
Net Income	-5,307.72
Total Equity	**$74,870.20**
TOTAL LIABILITIES AND EQUITY	**$343,902.20**



Calyxeum

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-5,307.72
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
L/P Mainvest	59,032.00
L/P The Foe Group	110,000.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**169,032.00**
Net cash provided by operating activities	**$163,724.28**
FINANCING ACTIVITIES	
Latoya Contribution	65,000.00
Rebecca Contribution	20,000.00
Net cash provided by financing activities	**$85,000.00**
NET CASH INCREASE FOR PERIOD	**$248,724.28**
Cash at beginning of period	20,177.92
CASH AT END OF PERIOD	**$268,902.20**

I, LaToyia Rucker, certify that:

1. The financial statements of Calyxeum, LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Calyxeum, LLC included in this Form reflects accurately the information reported on the tax return for Calyxeum, LLC for the fiscal years ended 2020 and 2021 (most recently available as of the Date of this Form C).

Signature *LaToyia Rucker*

Name: LaToyia Rucker

Title: COO